March 24, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On January 31, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Eventide Gilead Fund, Eventide Healthcare & Life Sciences Fund, and Eventide Multi-Asset Income Fund (each a “Fund” and, collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 15, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1. Please check the table of contents for accuracy.

Response. The Registrant has revised the table of contents as necessary.

Comment 2. Please provide the missing performance information at least one week prior to the effectiveness of the Registration Statement.

Response. The Registrant has provided the performance information below:

Eventide Gilead Fund

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the performance of its Class N shares for each full calendar year and since the Fund’s Class N shares commenced operations, and by showing how its average annual returns compare over time with those of a broad measure of market performance. Although Class A, C, I and T shares would have similar annual returns to Class N shares because the classes are invested in the same portfolio of securities, the returns for Class A, C, I and T shares would be different from Class N shares because Class A, C, I and T shares have different expenses than Class N shares. Performance for Class T Shares will be included after the share class has been in operation for one complete calendar year. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information will be available at no cost by calling 1-877-771-3836 and on the Fund’s website at www.eventidefunds.com.

Eventide Gilead Class N Annual Total Returns

During the period shown in the bar chart, for the Class N shares, the highest return for a quarter was 20.90% (quarter ended June 30, 2009), and the lowest return for a quarter was (25.63)% (quarter ended September 30, 2011).

Average Annual Total Returns (periods ending December 31, 2016)

Class N Shares	1 Year	5 Year	Since inception (7/8/2008)
Return Before Taxes	0.90%	16.03%	13.14%
Return After Taxes on Distributions	0.90%	15.92%	12.72%
Return After Taxes on Distributions and Sale of Fund Shares	0.51%	12.97%	10.70%
S & P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	9.23%
Russell Midcap Growth Index	7.33%	13.51%	9.22%

Class A Shares	1 Year	5 Year	Since inception (10/28/2009)
Return Before Taxes	(4.99)%	14.61%	15.15%
S & P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	13.62%

Russell Midcap Growth Index(reflects no deduction for fees, expenses or taxes)	7.33%	13.51%	14.17%
Class C Shares	1 Year	5 Year	Since inception (10/28/2009)
Return Before Taxes	(0.92)%	15.09%	15.21%
S & P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	13.62%
Russell Midcap Growth Index(reflects no deduction for fees, expenses or taxes)	7.33%	13.51%	14.17%

Class I Shares	1 Year	5 Year	Since inception (2/10/2010)
Return Before Taxes	1.12%	16.25%	14.10%
S & P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.66%	13.17%
Russell Midcap Growth Index(reflects no deduction for fees, expenses or taxes)	7.33%	13.51%	13.23%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Class N shares. After-tax returns for Class A, Class C, Class I, and Class T shares, which are not shown, will vary from those of Class N shares.

Eventide Healthcare & Life Sciences

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the performance of its Class A shares for each full calendar year and since the Fund’s Class A shares commenced operations, and by showing how its average annual returns compare over time with those of a broad measure of market performance. Although Class C, N, I and T shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C, N, I and T shares would be different from Class A shares because Class C , N, I and T shares have different expenses than Class A shares. Performance for Class T Shares will be included after the share class has been in operation for one complete calendar year. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information will be available at no cost by calling 1-877-771-3836 and on the Fund’s website at www.eventidefunds.com.

Eventide Healthcare & Life Sciences Class A Annual Total Returns

Figures do not reflect sales charges. If they did, returns would be lower.

During the period shown in the bar chart, for the Class A shares, the highest return for a quarter was 25.80% (quarter ended September 30, 2013), and the lowest return for a quarter was (23.78)% (quarter ended March 31, 2016).

Average Annual Total Returns (periods ending December 31, 2016)

Class A Shares	1 Year	Since inception (12/27/2012)
Return Before Taxes	(21.06)%	17.33%
Return After Taxes on Distributions	(21.06)%	17.25%
Return After Taxes on Distributions and Sale of Fund Shares	(11.92)%	13.90%

Class C Shares	1 Year	Since inception (12/27/2012)
Return Before Taxes	(17.70)%	18.21%
Class N Shares	1 Year	Since inception (12/27/2012)
Return Before Taxes	(16.20)%	19.17%

Class I Shares	1 Year	Since inception (12/27/2012)
Return Before Taxes	(16.03)%	19.39%

S & P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.45%
S&P BioTechnology Select Industry Index (reflects no deduction for fees, expenses or taxes)	(15.61)%	19.45%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Class A shares. After-tax returns for Class A, Class C, Class I, and Class T shares, which are not shown, will vary from those of Class N shares.

Eventide Multi-Asset Income Fund

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Fund by showing the performance of its Class A shares for each full calendar year and since the Fund’s Class A shares commenced operations, and by showing how its average annual returns compare over time with those of a broad measure of market performance. Although Class C, N, I and T shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C, N, I and T shares would be different from Class A shares because Class C , N, I and T shares have different expenses than Class A shares. Performance for Class T Shares will be included after the share class has been in operation for one complete calendar year. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information will be available at no cost by calling 1-877-771-3836 and on the Fund’s website at www.eventidefunds.com.

Eventide Multi-Asset Income Fund Class A Annual Total Returns

Figures do not reflect sales charges. If they did, returns would be lower.

During the period shown in the bar chart, for the Class A shares, the highest return for a quarter was 3.73% (quarter ended September 30, 2016), and the lowest return for a quarter was (1.53)% (quarter ended December 31, 2016).

Average Annual Total Returns (periods ending December 31, 2016)

Class A Shares	1 Year	Since inception (7/15/2015)

Return Before Taxes	2.72%	0.57%
Return After Taxes on Distributions	1.97%	-0.02%
Return After Taxes on Distributions and Sale of Fund Shares	1.84%	0.29%

Class C Shares	1 Year	Since inception (7/15/2015)
Return Before Taxes	8.19%	3.96%
Class N Shares	1 Year	Since inception (7/15/2015)
Return Before Taxes	8.99%	4.78%
Class I Shares	1 Year	Since inception (7/15/2015)
Return Before Taxes	9.23%	4.99%
MSCI ACWI (net) Index (reflects no deduction for fees, expenses or taxes)	7.86%	0.83%
Eventide Multi-Asset Blend Index (reflects no deduction for fees, expenses or taxes)*	5.92%	1.60%

*The Multi-Asset Income Blend is composed of 60% MSCI All Country World Index (Net) and 40% Barclay’s Aggregate Bond Index.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Class A shares. After-tax returns for Class A, Class C, Class I, and Class T shares, which are not shown, will vary from those of Class N shares.

Comment 3. Please provide the disclosure required by Item 12(a)(5) of Form N-1A.

Response. The disclosure required is already in the prospectus in the section regarding Class A sales charges.

Comment 4. In “Management of the Funds – Advisory Fees”, please revise the language regarding recoupment of fees waived or reimbursed to match the way it is stated in the footnote to the Eventide Multi-Asset Fund’s fee table.

Response. The Registrant has revised the language as requested.

Comment 5. With respect to Appendix A, please confirm whether the entire load is being waived or just a portion.

Response. The adviser has confirmed to the Registrant that the entire load is being waived in each case.

Comment 6. With respect to Appendix A, please confirm that all intermediaries offering discounts are included in the Appendix.

Response. The adviser has confirmed to the Registrant that all intermediaries offering discounts that differ from the discounts set forth in the prospectus are included in the Appendix.

Comment 7. Please confirm that any revisions to Appendix A will provide the name of the intermediary and enough information regarding the sales charge waivers to allow an investor to determine which waivers apply to his or her investment.

Response. The Registrant so confirms.

Comment 8. With respect to the appendix A to the prospectus, will any additional intermediary specific sales charge waiver language be added? When will the placeholder language at the bottom be removed and/or when will the information noted be added.

Response. There is no additional intermediary specific sales charge waivers to be added at this time, and the placeholder will be removed in the 485(b) filing for the Funds. If any additional intermediaries seek to have their waivers added to the appendix, the Registrant will revise the appendix in a 497 or 485(b) filing as appropriate.

SAI:

Comment 9. In the section “Advisor and Sub-Advisor” in the SAI, please revise the language regarding recoupment of fees waived or reimbursed to match the way it is stated in the footnote to the Eventide Multi-Asset Fund’s fee table.

Response. The Registrant has revised the language as requested.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins